Exhibit 99.1

April 4, 2018

Titan Energy, LLC

425 Houston Street, Suite 300

Fort Worth, TX 76102

Attention: Mr. Christopher Walker, COO

SUBJECT:

Evaluation of Oil and Gas Reserves

To the Interests of Atlas Resources Series 33 2013 L.P.

Managed by Titan Energy, LLC

Pursuant to the Requirements of the

United States Securities and Exchange Commission

Effective January 1, 2018

Job 17.1907-B

At the request of Titan Energy, LLC (Titan), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties that are a part of Atlas Resources Series 33 2013 L.P. (Series 33). This evaluation was authorized by Mr. Christopher Walker of Titan, the Managing General Partner of Series 33. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2017. The effective date of this report is January 1, 2018, and the report was completed April 4, 2018. The following is a summary of the results of the evaluation for Series 33.

Partnership No.	Partnership	Total Proved Net Reserves				Cash Flow (BTAX), M$	10.0 Percent Cum. Disc. (BTAX), M$
		Oil, Mbbl	Gas, MMcf	NGL, Mbbl	Gas Equivalent, MMcfe
100333	ATLAS RESOURCES SERIES 33 2013 L.P.	127.537	13,069.461	364.057	16,019.025	20,681.300	11,456.821

The properties evaluated in this report are located in Ohio, Oklahoma, and Texas. According to Titan, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of Series 33.

Proved oil and gas reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted

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Mr. Christopher Walker, COO

Titan Energy, LLC

April 4, 2018

arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $51.34 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $2.976 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. The benchmark oil price of $51.34 per barrel was also used as the base price for natural gas liquids (NGL). These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The product prices and adjustments were held constant for the life of the properties. The resultant average adjusted product prices for Series 33 are shown in the table below.

Partnership No.	Partnership	Average Resultant Adjusted Product Prices
		Oil, $/bbl	Gas, $/Mcf	NGL, $/bbl
100333	ATLAS RESOURCES SERIES 33 2013 L.P.	48.29	2.569	20.81

Oil and other liquid hydrocarbon volumes are expressed in thousands of U.S. barrels (Mbbl) of 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil and NGL are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, state and county taxes, operating expenses, investments, salvage values, and abandonment costs, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for those properties that lacked sufficient production history to yield a definitive estimate of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil, gas, and other liquid hydrocarbon reserves were evaluated for the proved developed producing (PDP) and proved developed nonproducing shut in (PDNP-SI) categories. The summary classification of total proved reserves combines both of these categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Titan or Series 33 from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ

Mr. Christopher Walker, COO

Titan Energy, LLC

April 4, 2018

materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Titan. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Titan with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Titan with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of Titan, the cost of abandonment and the salvage value of equipment at abandonment have been included on all commercial wells in this evaluation at the end of the economic life if deemed material to the overall value. Wright has not performed a detailed study of the abandonment costs nor the salvage values and offers no opinion as to Titan’s calculations and assumptions.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Titan or Series 33, nor does Wright or any of its employees have direct financial interest in Titan or Series 33. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Series 33 and Titan, their investors, and for the information and assistance of their independent public accountants in connection with their review of and report upon the financial statements of Series 33 and Titan, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by Series 33 and Titan.

Based on data and information provided by Titan, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Series 33 in those certain properties included in this report.

Mr. Christopher Walker, COO

Titan Energy, LLC

April 4, 2018

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President